

07001990



SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH, D.C.
156
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
V. M. Manning & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 East Washington Street
(No. and Street)

Greenville, (City) South Carolina (State) 29601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nelson B. Arrington, III (864) 232-8231
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
(Name — *if individual, state last, first, middle name*)

P. O. Box 6286 (Address) Greenville, (City) South Carolina (State) 29606 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/2

AB 3/9

OATH OR AFFIRMATION

I, Nelson B. Arrington, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of V. M. Manning & Company, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



PAMELA J. REICHARD
NOTARY
PUBLIC

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A Not Consolidated
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A (Revenues under $500,000)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

V. M. MANNING & COMPANY, INC.
GREENVILLE, SOUTH CAROLINA

TABLE OF CONTENTS

ElliottDavis
Accountants and Business Advisors

200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
Greenville, South Carolina

We have audited the accompanying statement of financial condition of ***V. M. Manning & Company, Inc.*** as of December 31, 2006 and the related statements of operations and retained earnings, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ***V. M. Manning & Company, Inc.*** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, LLC

Greenville, South Carolina
February 22, 2007

V. M. MANNING & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS		$ 15,235
DEPOSIT WITH CLEARING AGENT		50,060
MANAGEMENT FEES RECEIVABLE		58,083
RECEIVABLES FROM STOCKHOLDERS		19,800
INCOME TAX REFUND RECEIVABLE		255
SECURITIES OWNED		139,020
COINS		8,129
PROPERTY AND EQUIPMENT (net of accumulated depreciation of $24,894)		3,300
		$ 293,882

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCRUED EXPENSES AND OTHER LIABILITIES		$ 13,210
STOCKHOLDERS' EQUITY		
Capital stock - common - par value $1 per share; authorized 50,000 shares; issued 7,500 shares	$ 7,500	
Retained earnings	273,172	280,672
		$ 293,882

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the year ended December 31, 2006

REVENUES		
Commissions		$ 19,798
Investment management fee income		230,108
Net inventory and investment gain		40,341
Interest, dividends and other		20,838
		311,085
EXPENSES		
Commissions	$ 167,277	.
Communications	5,896	
Taxes other than income	15,216	
Other	104,384	292,773
Income before income taxes		18,312
PROVISION FOR INCOME TAXES		-
Net income		18,312
RETAINED EARNINGS, BEGINNING OF YEAR		254,860
RETAINED EARNINGS, END OF YEAR		$ 273,172
NET INCOME PER SHARE		$ 2.44

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

OPERATING ACTIVITIES	
Net income	$ 18,312
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation	3,600
Changes in deferred and accrued amounts	
Deposit with clearing agent	14
Management fees receivable	(6,757)
Securities owned	302,790
Accrued expenses and other liabilities	(1,327)
Payable to clearing agent	(336,661)
Gain from sale of securities	(74)
Net cash used for operating activities	(20,103)
INVESTING ACTIVITIES	
Purchases of securities	(24,000)
Proceeds from sales of securities	44,174
Net cash provided by investing activities	20,174
FINANCING ACTIVITIES	
Payment of subordinated loan	(125,000)
Decrease in cash and cash equivalents	(124,929)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	140,164
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 15,235

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2006

STOCKHOLDERS' EQUITY, BEGINNING OF YEAR	$	262,360
NET INCOME FOR THE YEAR		18,312
STOCKHOLDERS' EQUITY, END OF YEAR	$	280,672

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2006

BALANCE, BEGINNING OF YEAR	$ 125,000
DECREASE: PAYMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	(125,000)
BALANCE, END OF YEAR	$ -

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

V. M. Manning & Company, Inc. (the "Company") is a securities broker with one office located in Greenville, South Carolina. The Company trades securities for its individual and institutional customers, most of which are located in the southeastern United States. The Company also manages investment accounts for individuals, most of whom are located in South Carolina.

Cash equivalents

The Company considers all short-term nonequity investments with an original maturity of three months or less to be cash equivalents.

Securities

The Company accounts for securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Securities that are bought principally for the purpose of selling them are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings.

The fair value of substantially all securities is determined by quoted market prices.

Property and equipment

Property and equipment are carried at cost, with depreciation being provided using straight-line and accelerated methods over the assets' useful lives.

Settlement date

Customer trades are accounted for on the settlement date basis.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Net income per common share

Net income per common share is computed based on the weighted average number of shares outstanding during each period in accordance with SFAS No. 128, "Earnings Per Share".

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INVESTMENTS

Securities owned at December 31, 2006 consist of trading and investment securities carried at a quoted market value of $139,020.

Coins owned at December 31, 2006 consist of antique American coins carried at a quoted market value of $8,129.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2006:

	Life in years	Cost
Automobile	5	$ 18,000
Office furniture and equipment	5	5,232
Telephone equipment	5	4,962
		28,194
Less accumulated depreciation		24,894
		$ 3,300

Depreciation expense totaled $3,600 for 2006.

NOTE 4 - INCOME TAXES

The Company has deferred tax assets primarily related to net operating losses and unrealized losses on securities. The Company has recorded a 100 percent valuation allowance against the deferred tax assets due to uncertainty of their ultimate realization. No current year provision is required based on the prior net operating losses.

NOTE 5 - CLEARING AGREEMENT

Throughout 2006, the Company contracted with a clearing agent to act on a fully disclosed basis for all accounts. The Company acts as introducing broker and customer accounts so designated are carried on the books of the clearing agent.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company's net capital, computed in accordance with the rules of the Securities and Exchange Commission (SEC), was $217,852 as of December 31, 2006. At this date, the required net capital was $100,000.

The SEC requires a broker to maintain a ratio of aggregate indebtedness to net capital not exceeding 15 to one. As of December 31, 2006, the Company's ratio was 0.06 to one.

NOTE 7 - CASH FLOW INFORMATION

For the purpose of measuring cash flows, cash consisted of the following items as of December 31, 2006:

Cash and cash equivalents	$ 15,235
Cash segregated in compliance with federal and other regulations	-
	$ 15,235

NOTE 8 - RELATED PARTY TRANSACTIONS

During 2006, the Company paid three stockholder-employees a total of $168,400 in commissions and salary. All were employed substantially full-time in the Company.

As of December 31, 2006, the Company had receivables from stockholders totaling $19,800.

The Company leases its premises from a related party under a month-to-month lease for $1,500 per month.

NOTE 9 – CONCENTRATION OF CREDIT RISK

During 2006, the Company earned approximately 32% of revenue from one client.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2006

AMENDED

Supplementary Schedule 1

V. M. MANNING & COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

TOTAL OWNERSHIP EQUITY	$ 280,672
ADD	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	280,672
DEDUCT	
Nonallowable (a)	43,984
Net capital before haircuts on securities positions	236,688
HAIRCUTS - Securities in inventory (b)	18,836
Net capital	$ 217,852

(a)	Nonallowable securities	$ 12,500
	Receivables from stockholders and related party	19,800
	Book value of property and equipment	3,300
	Coins	8,129
	Income tax refund receivable	255
		$ 43,984
(b)	Other securities haircuts [15c3-l(c)(2)(vi)(J)]	$ 18,836

V. M. MANNING & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2006

CREDIT BALANCES	
Free credit balances and other balances in customers' security accounts	$ -
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the forty days	-
Customers' securities failed to receive	-
Total 15c3-3 credits	-
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	-
Failed to deliver of customers' securities not older than thirty days	-
Total 15c3-3 debits	-
	$ -

Supplementary Schedule 3

V. M. MANNING & COMPANY, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2006

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
Number of items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	-
Number of items	-
	$ -

Supplementary Schedule 4

V. M. MANNING & COMPANY, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2006

	Unaudited		Adjustments Dr. (Cr.)	Audited
ALLOWABLE ASSETS				
Cash and cash equivalents	15,235		$	$ 15,235
Management fees receivable	58,083			58,083
Securities owned	126,520			126,520
Deposit with clearing agent	50,060			50,060
NON-ALLOWABLE ASSETS				
Securities owned	12,500			12,500
Book value of property and equipment	3,300			3,300
OTHER ASSETS	28,184			28,184
Total assets	$ 293,882		$	$ 293,882
ACCRUED EXPENSES AND OTHER LIABILITIES	$ 16,771	(1)	$ (3,561)	$ 13,210
Total liabilities	16,771		(3,561)	13,210
CAPITAL ACCOUNTS				
Capital stock	7,500			7,500
Retained earnings	269,611	(1)	3,561	273,172
Total capital	277,111		3,561	280,672
Total liabilities and capital	$ 293,882		$ -	$ 293,882

(1) To adjust accrued payroll taxes

Supplementary Schedule 5

V. M. MANNING & COMPANY, INC.
SCHEDULE OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2006

Payroll taxes withheld and accrued	$	473
Commissions due to salesmen		12,567
Other		170
	$	**13,210**

V. M. MANNING & COMPANY, INC.
RECONCILIATION OF PRELIMINARY NET INCOME TO FINAL
For the year ended December 31, 2006

Net income per preliminary FOCUS report	$	14,751
Adjustment		3,561
Net income per final statement of operations	**$**	**18,312**

ElliottDavis
Accountants and Business Advisors

200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

INDEPENDENT RESISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL ACCOUNTING CONTROL

Mr. Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
Greenville, South Carolina

In planning and performing our audit of the financial statements of ***V. M. Manning & Company, Inc.*** for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Elliott Davis, LLC

Greenville, South Carolina
February 22, 2007

END